UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TechTeam Global, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

878311 10 9

(CUSIP Number)

COPY TO:

Seth W. Hamot	David A. Fine, Esq.
Roark, Rearden & Hamot, LLC	Ropes & Gray LLP
420 Boylston Street	One International Place
Boston, MA 02116	Boston, MA 02110
(617) 595-4400	(617) 951-7473

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

SCHEDULE 13D

CUSIP No. 878311 10 9	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSON: Seth W. Hamot
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION A United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 873,943
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 873,943
10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 873,943
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%[1]
14.	TYPE OF REPORTING PERSON* IN, HC

[1]	The percentage ownership is based upon 9,926,427 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended September 30, 2005.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 11 Pages

SCHEDULE 13D

CUSIP No. 878311 10 9	Page 3 of 11 Pages

1.	NAME OF REPORTING PERSON: Costa Brava Partnership III L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 873,943
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 873,943
10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 873,943
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%[1]
14.	TYPE OF REPORTING PERSON* PN

[1]	The percentage ownership is based upon 9,926,427 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended September 30, 2005.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 11 Pages

SCHEDULE 13D

CUSIP No. 878311 10 9	Page 4 of 11 Pages

1.	NAME OF REPORTING PERSON: Roark, Rearden & Hamot, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 873,943
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 873,943
10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 873,943
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%[1]
14.	TYPE OF REPORTING PERSON* OO – Other

[1]	The percentage ownership is based upon 9,926,427 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended September 30, 2005.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 4 of 11 Pages

SCHEDULE 13D

CUSIP No. 878311 10 9	Page 5 of 11 Pages

1.	NAME OF REPORTING PERSON: Andrew R. Siegel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION A United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 873,943
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 873,943
10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 873,943
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%[1]
14.	TYPE OF REPORTING PERSON* IN, HC

1 The percentage ownership is based upon 9,926,427 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended September 30, 2005.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 5 of 11 Pages

SCHEDULE 13D

CUSIP No. 878311 10 9	Page 6 of 11 Pages

1.	NAME OF REPORTING PERSON: James A. Lynch
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION A United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 5,000
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 5,000
10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.05%[1]
14.	TYPE OF REPORTING PERSON* IN

[1]	The percentage ownership is based upon 9,926,427 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended September 30, 2005.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 6 of 11 Pages

AMENDMENT NO. 3 TO SCHEDULE 13D

TechTeam Global, Inc.

This amendment (“Amendment No. 3”) amends the Schedule 13D previously filed on December 16, 2005, as amended by Amendment No. 1 filed on December 20, 2005 and Amendment No. 2 filed January 9, 2006, by Costa Brava Partnership III L.P. (“Costa Brava”), Roark, Rearden & Hamot, LLC, and Seth W. Hamot with the Securities and Exchange Commission with respect to the shares of common stock, $0.01 par value (the “Common Stock”), of TechTeam Global, Inc., a Delaware corporation (the “Issuer”).

Item 2.	Identity and Background.

This Item 2 is hereby amended and restated as follows:

(a) This statement is filed by Costa Brava, Roark, Rearden & Hamot, LLC, Seth W. Hamot, Andrew R. Siegel and James A. Lynch. Each of the parties listed in the immediately preceding sentence is referred to herein individually as a “Filer” and collectively as the “Filers.” Each of the Filers is party to that certain Agreement Regarding the Joint Filing of Schedule 13D, as further described in Item 6. Accordingly, the Filers are hereby filing a joint Schedule 13D.

Seth W. Hamot, is the president of Roark, Rearden & Hamot, LLC, which is the general partner of Costa Brava. Andrew R. Siegel is a senior vice president of Roark, Rearden & Hamot, LLC.

The principal business of Costa Brava is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of Roark, Rearden and Hamot, LLC is to act as general partner of Costa Brava. The principal business address of Costa Brava, Roark, Rearden & Hamot, LLC and Mr. Hamot is 420 Boylston Street, Boston, MA 02116. The principal business address of Mr. Siegel is Costa Brava, 237 Park Ave., Suite 900, New York, NY 10017.

James A. Lynch is the managing director of Draper Atlantic. The principal business address of Mr. Lynch is Draper Atlantic, 11600 Sunrise Valley Drive, Suite 420, Reston, VA 20191.

None of the Filers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of the Filers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This Item 3 is hereby amended and restated as follows:

The 873,943 shares of Common Stock beneficially owned by Costa Brava, Roark, Rearden & Hamot, LLC, Mr. Hamot and Mr. Siegel were held by Costa Brava and were acquired with working capital set aside for the general purpose of investing. The 5,000 shares of Common Stock that were beneficially owned and held by Mr. Lynch were acquired using personal funds.

Page 7 of 11 Pages

Item 4.	Purpose of Transaction.

This Item 4 is hereby amended by adding the following:

On February 7, 2006, Kasowitz, Benson, Torres & Friedman LLP, as counsel to and on behalf of Costa Brava, sent a letter to the Secretary of the Issuer. A copy of the letter is filed as Exhibit 2 hereto and incorporated herein by reference. On February 14, 2006, the Issuer sent Costa Brava a letter refusing to produce any of the documents requested by Costa Brava. On February 16, 2006, Costa Brava filed an amended complaint against the Issuer in the Court of Chancery of the State of Delaware, seeking an order to compel the Issuer to make certain of the Issuer’s books and records available for Costa Brava’s inspection and copying pursuant to 8 Del. C. § 220 (“Section 220”). The original complaint was filed on January 24, 2006. Costa Brava alleges that the Issuer improperly refused to comply with its two demand letters seeking to inspect and photocopy certain of the Issuer’s books and records pursuant to Section 220. A copy of the amended complaint is filed as Exhibit 3 hereto and incorporated herein by reference.

As requested in its demand letter, and refused by the Issuer, Costa Brava seeks to inspect certain books and records of the Issuer that reveal, among other possible infractions, whether certain members of the Issuer’s board of directors exploited their positions and/or the Issuer’s assets for personal gain and whether the Secretary of the Issuer was barred from fulfilling his duty to attend meetings of the Issuer’s board of directors and, as a result, was restricted from taking meeting minutes thereof pursuant to the Issuer’s bylaws in an attempt to conceal possible infractions.

Costa Brava intends to seek support from shareholders to replace all existing directors with an alternative slate proposed by Costa Brava and to solicit proxies from shareholders of the Issuer in favor of the proposal.

Costa Brava at this time has no intention to change the current composition of the Issuer’s executive management including, but not limited to, its newly appointed chief executive officer.

On February 23, 2006, Costa Brava notified the Issuer of its intention to propose the nomination of a slate of directors for election at the forthcoming 2006 annual meeting of the Issuer’s stockholders by delivering a fax notice thereof to the Issuer. On February 24, 2006, Costa Brava delivered the same notice to the Issuer via overnight courier. A copy of the notification letter delivered to the Issuer is attached hereto as Exhibit 4.

SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY THE FILERS FROM THE STOCKHOLDERS OF TECHTEAM GLOBAL, INC. FOR USE AT ITS ANNUAL MEETING (A) WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION, AND (B) WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WHICH WILL BE MAILED TO SHAREHOLDERS OF TECHTEAM GLOBAL, INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

The Filers have no current plans to seek or propose, but may in the future consider, after the results of conversions with the Issuer’s management and directors are known, other alternatives for their investment in the Issuer. The Filers further reserves the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto.

Item 5.	Interest in Securities of the Issuer.

(a) Costa Brava, Roark, Rearden & Hamot, LLC, Mr. Hamot and Mr. Siegel are the beneficial owners of 873,943 shares of Common Stock (approximately 8.8% of the shares of Common Stock outstanding as reported in the Issuer’s filing on Form 10-Q for the quarter ended September 30, 2005). Mr. Lynch is the beneficial owner of 5,000 shares of Common Stock (approximately 0.05% of the shares of Common Stock outstanding as reported in the Issuer’s filing on Form 10-Q for the quarter ended September 30, 2005).

Page 8 of 11 Pages

(b) Costa Brava, Roark, Rearden & Hamot, LLC, Mr. Hamot and Mr. Siegel have the sole power to vote and sole power to dispose of 873,943 shares of Common Stock. Mr. Lynch has the sole power to vote and sole power to dispose of 5,000 shares of Common Stock.

(c) Costa Brava, Roark, Rearden & Hamot, LLC, Mr. Hamot and Mr. Siegel have not purchased or sold shares of Common Stock of the Issuer since filing Amendment No. 2 on January 9, 2006. On February 15, 2006, Mr. Lynch purchased 5,000 shares of Common Stock of the Issuer on the open-market at a price per share of $10.84.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Item 6 is hereby amended to add the following:

On February 23, 2006, the Agreement Regarding the Joint Filing of Schedule 13D was executed by the Filers. Each of Messrs. Siegel and Lynch also consented to being named as a nominee of Costa Brava for election as a director of the Issuer at the Annual Meeting and serving as a director of the Issuer if elected at the Annual Meeting. In addition, pursuant to an Indemnification Agreement, Costa Brava has agreed to indemnify Messrs. Siegel and Lynch against claims arising form the solicitation of proxies from the Issuer’s shareholders at the Annual Meeting and any related transactions.

On February 16, 2006, Costa Brava retained MacKenzie Partners, Inc. to provide advisory and consulting services in connection with the proxy proposal.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	-	Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit 2	-	Letter to the Secretary of the Issuer dated February 7, 2006.

Exhibit 3	-	First Amended Complaint filed by Costa Brava Partnership III, L.P. in the Court of Chancery of the State of Delaware against TechTeam Global, Inc.

Exhibit 4	-	Notification Letter from Costa Brava Partnership III, L.P. to the Issuer dated February 24, 2006.

Page 9 of 11 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 24, 2006

COSTA BRAVA PARTNERSHIP III, L.P.
By:	Roark, Rearden & Hamot, LLC its General Partner

By:	/s/ Seth W. Hamot
Seth W. Hamot
President

SETH W. HAMOT

By:	/s/ Seth W. Hamot
Seth W. Hamot

ROARK, REARDEN & HAMOT, LLC

By:	/s/ Seth W. Hamot
Seth W. Hamot
President

JAMES A. LYNCH

By:	/s/ James A. Lynch
James A. Lynch

ANDREW R. SIEGEL

By:	/s/ Andrew R. Siegel
Andrew R. Siegel

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit 2	Letter to the Secretary of the Issuer dated February 7, 2006.

Exhibit 3	First Amended Complaint filed by Costa Brava Partnership III, L.P. in the Court of Chancery of the State of Delaware against TechTeam Global, Inc.

Exhibit 4	Notification Letter from Costa Brava Partnership III, L.P. to the Issuer dated February 24, 2006.

Page 11 of 11 Pages

Exhibit 1

AGREEMENT REGARDING

THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 23, 2006

COSTA BRAVA PARTNERSHIP III, L.P.

By:	Roark, Rearden & Hamot, LLC, its General Partner

By:	/s/ Seth W. Hamot
Seth W. Hamot
President

SETH W. HAMOT

By:	/s/ Seth W. Hamot
Seth W. Hamot

ROARK, REARDEN & HAMOT, LLC

By:	/s/ Seth W. Hamot
Seth W. Hamot
President

JAMES A. LYNCH

By:	/s/ James A. Lynch
James A. Lynch

ANDREW R. SIEGEL

By:	/s/ Andrew R. Siegel
Andrew R. Siegel

Exhibit 2 KASOWITZ, BENSON, TORRES & FRIEDMAN LLP
1633 BROADWAY

NEW YORK, NEW YORK 10019-6799

	212-506-1700	ATLANTA

ANDREW K. GLENN		HOUSTON

212-506-1747	FACSIMILE: 213-506-1800	NEWARK

February 7, 2006

VIA FEDERAL EXPRESS

Michael A. Sosin, Esq.

Vice President, General Counsel, and Secretary

TechTeam Global, Inc.,

27335 West 11 Mile Road

Southfield, Michigan 48034

Re:	Demand For Inspection Of Corporate Books and Records

Dear Mr. Sosin:

This firm represents Costa Brava Partnership III L.P. (“Costa Brava”), the beneficial owner of 873,943 shares of common stock of TechTeam Global, Inc. (“TechTeam” or the “Company”). We previously have provided you with an account statement reflecting Costa Brava’s beneficial ownership of those TechTeam shares and a power of attorney duly authorizing this firm to act on behalf of Costa Brava.

The purpose of this letter is to obtain access to certain books and records of the Company to determine whether: (i) the Company is properly evaluating and considering offers to purchase all or substantially all of the Company’s stock at prices in excess of current trading values, (ii) members of the Company’s Board of Directors (the “Board”) are properly discharging their fiduciary duties to maximize value for the benefit the Company’s shareholders and (iii) members of the Board should be reelected at the next meeting of shareholders.

Please accept this letter as a demand on behalf of Costa Brava for inspection of certain books and records of the Company pursuant to 8 Del. C. § 220 and Article IV, §1 of the Company’s Amended By-Laws. Accordingly, pursuant to 8 Del. C. § 220(b), Costa Brava demands the opportunity promptly to inspect and copy the following documents:

KASOWITZ, BENSON, TORRES & FRIEDMAN LLP

1.	All documents relating to offers to purchase all or substantially all of the Company’s common stock that the Company has received since November 1, 2005, including without limitation, board minutes, memoranda, communications with the parties making such offers, financial analyses, summaries of telephonic conversations and other related documents.

2.	All documents relating to transactions with and/or among the Company and third parties in which members of the Board may be deemed to presently have and/or had prior pecuniary interests.

3.	All documents and/or deliberations of the Board relating to changes in the Company’s compensation of Directors, including, but not limited to, discussions of salary compensation, restricted stock options, restricted stock, and use of corporate assets.

Costa Brava will bear the reasonable costs incurred by the Company in connection with the production of the above documents and will agree to a reasonable confidentiality agreement to protect any non-public information from disclosure.

Costa Brava hereby designates Mr. Seth Hamot (the Managing Member of Roark, Rearden & Hamot, L.L.C., which is Costa Brava’s General Partner) to conduct, as Costa Brava’s agent, the inspection and copying requested herein.

Please advise the undersigned as promptly as practicable when and where the items identified above will be made available for inspection and copying. We look forward to your prompt and favorable response. If you refuse to do so, we intend to seek relief in the Delaware Chancery Court in our pending action against the Company.

Nothing herein is a waiver of any of Costa Brava’s rights and remedies, all of which are hereby reserved.

Very truly yours,

/s/ Andrew K. Glenn
Andrew K. Glenn

Sworn to before me this 7th day of

February, 2006

/s/ Lana Rafailova
Lana Rafailova
Notary Public, State of New York No. 01RA6042271 Qualified in Kings County Commission Expires May 22, 2006

Exhibit 3

EFiled: Feb 16 2006 7:21 PM EST	[SEAL APPEARS HERE]
Transaction ID 10603065

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

COSTA BRAVA PARTNERSHIP III L.P.,	:
:
Plaintiff,	:
:
v.	:	C.A. No. 1904-N
:
TECHTEAM GLOBAL, INC., a Delaware Corporation,	: :
:
Defendant.	:

NOTICE OF FILING OF FIRST AMENDED COMPLAINT

TO:	Joseph A. Rosenthal, Esquire

Jessica Zeldin, Esquire

Rosenthal Monhait

Gross & Goddess, P.A.

919 Market Street, Suite 1401

Wilmington DE 19899

PLEASE TAKE NOTICE that, pursuant to Chancery Court Rule 15(a), plaintiff is today filing a First Amended Complaint in this action as a matter of course. Pursuant to Chancery Court Rule 15(aa), an unexecuted “black-lined” copy of the First Amended Complaint, without exhibits, is attached as Exhibit 1 to the First Amended Complaint.

PROCTOR HEYMAN LLP

/s/ Vernon R. Proctor
Vernon R. Proctor (# 1019)
1116 West Street
Wilmington, DE 19801
(302) 472-7300
Attorneys for Plaintiffs

OF COUNSEL:

KASOWITZ, BENSON, TORRES & FRIEDMAN LLP

Andrew K. Glenn

Frank E. Morreale

1633 Broadway

New York, NY 10019

Dated: February 16, 2006

EFiled: Feb 16 2006 7:21 PM EST	[SEAL APPEARS HERE]
Transaction ID 10603065

CERTIFICATE OF SERVICE

Vernon R. Proctor, Esquire, hereby certifies that on February 16, 2006, copies of the foregoing Notice of Filing of First Amended Complaint were served upon the following via electronic filing:

Joseph A. Rosenthal, Esquire
Rosenthal Monhait
Gross & Goddess, P.A.
919 Market Street, Suite 1401
P.O. Box 1070
Wilmington DE 19899

/s/ Vernon R. Proctor
Vernon R. Proctor (# 1019)

EFiled: Feb 16 2006 7:21 PM EST	[SEAL APPEARS HERE]
Transaction ID 10603065

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

COSTA BRAVA PARTNERSHIP III L.P.,	:
:
Plaintiff,	:
:
v.	:	C.A. No. 1904-N
:
TECHTEAM GLOBAL, INC.,	:
a Delaware Corporation,	:
:
Defendant.	:

FIRST AMENDED COMPLAINT PURSUANT TO 8 DEL. C. § 220

Plaintiff Costa Brava Partnership III L.P. (“Costa Brava”), by and through its attorneys, Proctor Heyman LLP and Kasowitz, Benson, Torres and Friedman LLP, for its first amended complaint1 against defendant TechTeam Global, Inc. (“TechTeam” or the “Company”), alleges upon knowledge as to itself and otherwise upon information belief, as follows:

1. This is an action pursuant to 8 Del. C. § 220 (“Section 220”) seeking an order compelling defendant TechTeam to make certain of the Company’s books and records available for inspection and copying by Costa Brava, as demanded by Costa Brava in a notarized demand letter, dated January 9, 2006 (the “First Demand Letter”), and a second notarized demand letter, dated February 7, 2006 (the “Second Demand Letter”).

2. By letter, dated January 17, 2006, TechTeam refused to produce any of the documents demanded by Costa Brava in the First Demand Letter (the “First Refusal Letter”). By letter, dated February 14, 2006, TechTeam refused to produce any of the documents demanded by Costa Brava in the Second Demand Letter (the “Second Refusal Letter”). A copy of the First

[1]	Pursuant to Chancery Court Rule 15(aa), a blacklined copy of the First Amended Complaint, reflecting the changes to the original complaint, is attached hereto (without exhibits) as Exhibit 1.

Demand Letter is annexed hereto as Exhibit A. A copy of the First Refusal Letter is annexed hereto as Exhibit B. A copy of the Second Demand Letter is annexed hereto as Exhibit C. A copy of the Second Refusal Letter is annexed hereto as Exhibit D.

PARTIES

3. Plaintiff Costa Brava is a limited partnership organized under the laws of Delaware. The general partner of Costa Brava is Roark, Rearden & Hamot, LLC, whose managing member is Seth W. Hamot. Costa Brava is and has been the beneficial owner of 873,943 shares — approximately 8.8% – of TechTeam common stock at all times relevant to this proceeding.

4. Defendant TechTeam is a corporation organized under the laws of Delaware with its principal place of business located at 27335 West 11 Mile Road, Southfield, Michigan 48034.

5. TechTeam is an international information technology services company that provides help desk/contact center services, technical staffing, professional services/systems integration and training programs to, among other customers, Ford Motor Company.

FACTS

A.	The TechTeam Board.

6. Kim A. Cooper, Dr. William F. Coyro, Jr., G. Ted Derwa, Wallace D. Riley, Richard G. Somerlott, Gregory C. Smith and Richard Widgren are members of the Company’s board of directors (the “Board”).

7. Mr. Cooper is the Chairman of the Board.

8. Dr. Coyro was, until recently, the Company’s President and Chief Executive Officer. Dr. Coyro founded the Company in 1979 and took it public in 1987. He grew the Company from a start-up to a publicly traded corporation with $88 million in revenue in 2003.

2

B.	TechTeam’s Highly Suspect Handling Of The Employment Agreement Of Its Chief Executive Officer.

9. On or about June 2, 2005, the Company entered into an agreement with Dr. Coyro that extended his employment agreement for three years. The press release relating to this extension stated:

During his tenure, the Company has grown to report record sales and profitability, while the price of TechTeam’s common stock has risen more than 450 percent.

“Under Bill’s leadership and direction, TechTeam has exited unprofitable lines of business, greatly expanded its product and service offerings, increased the depth and breadth of its international operations, successfully acquired three companies, and entered several new markets - both domestically and globally - all while improving the Company’s margins and profitability. Today, TechTeam’s revenue and profits are the highest they have been in the history of the Company.” stated Kim Cooper. Chairman of the Board of Directors of TechTeam Global. “We are pleased that Bill will continue to lead TechTeam and to fulfill his dual visions of growing TechTeam into a premier global technology company while further increasing shareholder value.” [emphasis added].

10. On or about October 27, 2005, the Company issued a press release disclosing its results for the third quarter of 2005, which stated;

Coyro added, “TechTeam has completed the first three quarters of 2005 with the strongest financial performance in its history, delivering $126 million in revenue — up 33% over last year — and $.45 in earnings per share, compared with $.34 per share for the first three quarters of 2004 — up 32% over last year. We remain well-positioned to continue executing upon our aggressive domestic and international growth strategy through a combination of organic growth coupled with selective, strategic, and accretive acquisitions. TechTeam also continues to enjoy a solid balance sheet with net cash reserves of $27 million, and a very talented employee base.” [emphasis added]

11. On November 7, 2005, the Company issued a press release announcing that the Board had commenced a search to find a chief executive officer to replace Dr. Coyro. The

3

Company’s press release praised Dr. Coyro and did not identify any reason for seeking a new chief executive officer. The Company’s press release further noted that the Company expected to honor the financial terms of Dr. Coyro’s employment contract, as extended.

C.	TechTeam’s Search For A Replacement Chief Executive Officer.

12. The Company’s November 7, 2005 press release also stated that the Company retained the search firm of Korn/Ferry International (“KFI”) to conduct a search for a highly qualified candidate. KFI was engaged by Mr. Derwa on or about October 20, 2005. Upon information and belief, the Company agreed to pay KFI substantial sums for its recruiting efforts.

13. Representatives of TechTeam have informed Costa Brava and other shareholders that Dr. Coyro’s departure was part of a “long-term succession plan.” Upon information and belief, this explanation was false and intended to deceive Costa Brava. TechTeam would not have signed a three-year extension to the employment agreement with Dr. Coyro if it had a “long-term succession plan” to replace him just five months later. Costa Brava remains perplexed why the Company’s Board, acting in shareholder interests, would sign a three-year employment contract with Dr. Coyro with the implicit knowledge that Dr. Coyro would be terminated without cause a mere five months after the contract was renewed. Costa Brava believes this to be a blatant waste of shareholder assets. There was no disclosure of a “long-term succession plan” in any of TechTeam’s filings with the Securities and Exchange Commission (“SEC”) prior to the November 7, 2005 press release.

14. KFI identified four candidates to replace Dr. Coyro as the Company’s chief executive officer, but the Company rejected those candidates and instead had been prepared to hire a person whom Costa Brava believes is an acquaintance of Mr. Cooper and/or Mr. Derwa.

4

15. Upon information and belief, the person initially selected was not on the list of candidates identified by KFI.

16. As a result of Costa Brava’s efforts, the Company selected another candidate who apparently does not have any connection to Mr. Cooper and/or Mr. Derwa. Still, no explanation has been given for Mr. Coyro’s termination.

D.	TechTeam Rebuffs Costa Brava’s Request To Obtain Information About The CEO Selection Process.

17. On December 15, 2005, Costa Brava contacted Mr. Cooper to request a meeting to discuss, among other things, the Company’s progress in its search for a new chief executive officer. Mr. Cooper agreed to meet with Costa Brava on December 19, but abruptly cancelled the meeting without explanation less than one hour later. Costa Brava agreed to meet Mr. Cooper at his convenience, but was told that Mr. Cooper was unavailable until mid-January 2006. Mr. Cooper did not make any effort to meet with Costa Brava in the interim.

18. On December 19, 2005, Costa Brava informed the Board that it was concerned that the Company had scheduled or would schedule “unofficial” meetings of the Board to evade its obligation to take accurate minutes of all Board meetings as required by the Company’s By-laws.

19. Seth Hamot was invited to a previously scheduled board meeting on December 20,2005, in which he participated telephonically.

20. At the December 20, 2005 Board meeting, Mr. Hamot was informed that the Company’s Secretary, Michael A. Sosin, was not present and that the Company did not appoint anyone to prepare formal minutes. There were several attorneys present telephonically during the meeting including Tom Kienbaum and William Weaver. Upon information and belief, these individuals are legal counsel to the Board.

5

21. Although the Company later informed Costa Brava in the First Refusal Letter that “minutes of that meeting were taken,” the Company has failed to produce copies of those minutes to Costa Brava or identify who prepared the minutes.

22. On January 5, 2006, Costa Brava sent a letter to the Board reminding them of their fiduciary duties to shareholders and the By-laws of the Company, which required that the Secretary be present and take minutes of all Board meetings. The letter was delivered by e-mail and Federal Express.

23. In direct response to Costa Brava’s concerns that Mr. Sosin, as Secretary, was not taking minutes of Board meetings, on January 9, 2006, the Company filed a Form 8-K with the SEC disclosing that:

Effective January 5, 2006, the Board of Directors of TechTeam Global, Inc. modified the Bylaws of TechTeam Global, Inc. (the “Bylaws”). Specifically, Article II, Section 4 and Article III, Section 12 of the Bylaws were amended by the addition of the following language at the conclusion of each Section: “The Chairman may designate an Acting Secretary to prepare the minutes of any meeting of the Board of Directors.” [emphasis added]

E.	Costa Brava Issues A Section 220 Demand Letter.

24. On January 9, 2006, Costa Brava caused the First Demand Letter to be delivered to the Company by Federal Express at its principal place of business. The Company received the First Demand Letter.

25. In the First Demand Letter, Costa Brava demanded to inspect and photocopy certain of the Company’s books and records pursuant to Section 220 as more fully described herein. The First Demand Letter was accompanied by proof of beneficial ownership and a power of attorney, signed by Mr. Hamot as Costa Brava’s authorized agent, authorizing Kasowitz,

6

Benson, Torres & Friedman LLP (“KBTF”) to act on behalf of Costa Brava in connection with the inspection of the Company’s books and records.

26. In the First Demand Letter, Costa Brava demanded the right to inspect and copy the following books and records:

1. All documents concerning the nomination or deliberation of any candidates under consideration and/or discussion for the Chief Executive Officer position.

2. All documents of the Board’s Compensation Committee concerning the nomination or deliberation of any candidates under consideration and/or discussion for the Chief Executive Officer position.

3. All minutes, notes and memoranda concerning or summarizing meetings, discussions and/or deliberations of the Board where the Company Secretary, Michael A. Sosin, was not present.

4. All documents reflecting communications, discussions and/or correspondence between and/or among Board members (including any Board members on any independent committee established by the Board) concerning investigations of abuse of corporate position, conflicts of interest, conversion of position for monetary gain, and/or any other possible breach of corporate fiduciary duty by any Board members and/or senior management.

5. All documents reflecting communications, discussions and/or correspondence between and/or among Board members of the Company relating to deliberations and/or discussions of the Board to exclude the Company’s Secretary from recording the minutes of Board meetings.

6. All documents concerning the retention and/or employment of Tom Kienbaum or William Weaver as counsel to the Board (or any committee thereof) or the Company.

7. All documents of the Company related to the Board deliberations and/or consideration to amend the Company’s Amended By-Laws at any time during the past three (3) months.

8. All documents reflecting communications, discussions and/or correspondence between and/or among the Board members and/or any other person or entity, relating to the search for a Chief Executive Officer to succeed William F. Coyro, Jr. These documents would include specifically, but not exhaustively, minutes of the Board meetings, or committees of the Board, during

7

which Mr. Coyro’s continued employment as Chief Executive Officer was discussed, as well as all correspondence concerning such, including emails.

9. All documents relating to the retention of Korn/Ferry International (“KFI”) on behalf of the Company to provide executive search services for the Company. Specifically, any contracts between KFI and the Company as well as the resumes of any candidates provided by KFI to the Company for review.

10. All materials provided by KFI to the Company.

27. As indicated in the First Demand Letter, Costa Brava’s purpose in demanding to inspect the Company’s records was to investigate potential self-dealing by certain of the Board members, conflicts of interest, irregularities in maintaining accurate corporate records and other mismanagement, including those acts of corporate mismanagement set forth more fully herein.

28. Costa Brava’s purposes, as stated in the First Demand Letter, are proper pursuant to Section 220 and are reasonably related to Costa Brava’s interests as a stockholder.

29. Nonetheless, in the First Refusal Letter, the Company refused to permit the inspection and copying requested by Costa Brava in the First Demand Letter.

30. By reason of the foregoing, Costa Brava, and/or its authorized designees, is entitled to the inspection sought in the First Demand Letter.

F.	Costa Brava Issues A Second Section 220 Demand Letter.

31. On February 7, 2006, Costa Brava caused the Second Demand Letter to be delivered to the Company by Federal Express at its principal place of business. The Company received the Second Demand Letter.

32. In the Second Demand Letter, Costa Brava demanded to inspect and photocopy certain of the Company’s books and records pursuant to Section 220 as more fully described herein. The Second Demand Letter noted that Costa Brava previously provided the Company

8

with proof of beneficial ownership and a power of attorney authorizing KBTF to act on behalf of Costa Brava in connection with the inspection of the Company’s books and records.

33. In the Second Demand Letter, Costa Brava demanded the right to inspect and copy the following books and records:

1. All documents relating to offers to purchase all or substantially all of the Company’s common stock that the Company has received since November 1, 2005, including without limitation, board minutes, memoranda, communications with the parties making such offers, financial analyses, summaries of telephonic conversations and other related documents.

2. All documents relating to transactions with and/or among the Company and third parties in which members of the Board may be deemed to presently have and/or had prior pecuniary interests.

3. All documents and/or deliberations of the Board relating to changes in the Company’s compensation of Directors, including, but not limited to, discussions of salary compensation, restricted stock options, restricted stock, and use of corporate assets.

34. As indicated in the Second Demand Letter, Costa Brava’s purpose in demanding to inspect the Company’s records was to investigate whether the Company is properly evaluating offers to purchase all or substantially all of the Company’s stock, whether the Board members are properly discharging their fiduciary duties and whether the Board members should be reelected at the next shareholders’ meeting. Costa Brava is considering proposing its own slate of directors for the next annual meeting of shareholders in May of 2006.

35. In yet another attempt to forestall Costa Brava from making appropriate changes in the Company’s corporate governance, on February 13, 2006, the Board unilaterally amended the By-laws to increase the number of shareholders necessary to call a special meeting of shareholders from 30% to 60%. This amendment occurred after the Second Demand Letter was issued, but before the company sent the Second Refusal Letter.

9

36. Costa Brava’s purposes, as stated in the Second Demand Letter, are proper pursuant to Section 220 and are reasonably related to Costa Brava’s interests as a stockholder.

37. Nonetheless, in the Second Refusal Letter, the Company refused to permit the inspection and copying requested by Costa Brava in the Second Demand Letter.

38. By reason of the foregoing, Costa Brava, and/or its authorized designees, is entitled to the inspection sought in the Second Demand Letter.

WHEREFORE, Costa Brava respectfully requests that this Court enter an order pursuant to Section 220:

(a) directing the Company, its officers, directors, agents and employees to permit Costa Brava and/or its authorized designees to inspect and to make copies of the records identified in the First Demand Letter, the Second Demand Letter and herein at the Company’s principal place of business in Michigan;

(b) awarding Costa Brava attorneys’ fees and the costs of prosecuting this action; and

10

(c) awarding such other and further relief as the Court deems appropriate.

PROCTOR HEYMAN LLP

/s/ Vernon R. Proctor
Vernon R. Proctor (#1019)
1116 West Street
Wilmington, DE 19801
(302) 472-7300
Attorneys for Plaintiff

OF COUNSEL:

KASOWITZ, BENSON, TORRES & FRIEDMAN LLP
Andrew K. Glenn
Frank E. Morreale
1633 Broadway
New York, NY 10019

Dated: February 16, 2006

11

EFiled: Feb 16 2006 7:21 PM EST	[SEAL APPEARS HERE]
Transaction ID 10603065

EXHIBIT A

To The First Amended Complaint Pursuant to 8 Del C. § 220

KASOWITZ, BENSON, TORRES & FRIEDMAN LLP
1633 BROADWAY
NEW YORK, NEWYORK 10019-6799
ANDREW K. GLENN 212-506-1747	212-506-1700 FACSIMILE: 212-506-1800	ATLANTA HOUSTON NEWARK

January 9, 2006

VIA FEDERAL EXPRESS

Michael A. Sosin, Esq.

Vice President, General Counsel, and Secretary

Techteam Global, Inc.,

27335 West 11 Mile Road

Southfield, Michigan 48034

Re:	Demand For Inspection Of Corporate Books and Records

Dear Mr. Sosin:

This firm represents Costa Brava Partnership III L.P. (“Costa Brava”), the beneficial owner of 873,943 shares of common stock of Techteam Global, Inc. (“Techteam” or the “Company”). Attached hereto as Exhibit A is a true and correct copy of an account statement received by Costa Brava from UBS Financial Services, Inc., dated January 6, 2006, that reflects Costa Brava’s beneficial ownership of those Techteam shares. Attached hereto as Exhibit B is a power of attorney authorizing this firm to act on behalf of Costa Brava.

The purpose of this letter is to obtain access to certain books and records of the Company to investigate:

•	The conversion or exploitation by members of the Company’s Board of Directors (the “Board”) and/or senior management of their positions and/or assets of the Company for personal gain;

•	Whether you, as Secretary of the Company, have been barred from fulfilling your duty to attend Board meetings and take minutes thereof under Article III, Section 12 of the Company’s Amended By-Laws; and

KASOWITZ, BENSON, TORRES & FRIEDMAN LLP

•	Whether minutes of all meetings of the Board and its committees have been taken in accordance with Article II, Section 4 of the Company’s Amended By-Laws.

We need access to the items identified herein to investigate mismanagement and self-dealing by certain members of the Board. First, we believe the composition of the Board, including an ex-Ford executive, has created obvious conflicts of interest inherent in the Board’s decision-making process. We believe these facts may have unfairly biased the Board’s deliberations regarding an appropriate successor to the current Chief Executive Officer, Second, we wish to investigate the troubling issues raised in Costa Brava’s Form 13-D filing, dated December 19, 2005, regarding the replacement of the Company’s Chief Executive Officer, William F. Coyro, Jr., just five months after the Company extended Mr. Coyro’s employment agreement for an additional three years.

Moreover, at a December 20, 2005 meeting of the Board attended by Costa Brava, you, as Secretary, were not present for, unexplained reasons, and, to the best of our knowledge, the Board did not appoint any party to take formal minutes of the meeting in your stead. Accordingly, we seek copies of Board minutes to ensure that accurate minutes of all Board meetings are being taken, particularly with respect to matters relating to any pending internal investigations.

Please accept this letter as a demand on behalf of Costa Brava for inspection of certain books and records of the Company pursuant to 8 Del. C. § 220 and Article IV, §1 of the Company’s Amended By-Laws. Accordingly, pursuant to 8 Del. C. § 220(b), Costa Brava demands the opportunity promptly to inspect and copy the following documents:

1. All documents concerning the nomination or deliberation of any candidates under consideration and/or discussion for the Chief Executive Officer position.

2. All documents of the Board’s Compensation Committee concerning the nomination or deliberation of any candidates under consideration and/or discussion for the Chief Executive Officer position,

3. All minutes, notes and memoranda concerning or summarizing meetings, discussions and/or deliberations of the Board where the Company Secretary, Michael A. Sosin, was not present.

4. All documents reflecting communications, discussions and/or correspondence between and/or among Board members (including any Board members on any independent committee established by the Board) concerning investigations of abuse of corporate position, conflicts of interest, conversion of position for monetary gain, and/or any other possible breach of corporate fiduciary duty by any Board members and/or senior management,

KASOWITZ, BENSON, TORRES & FRIEDMAN LLP

5. All documents reflecting communications, discussions and/or correspondence between and/or among Board members of the Company relating to deliberations and/or discussions of the Board to exclude the Company’s Secretary from recording the minutes of Board meetings.

6. All documents concerning the retention and/or employment of Tom Kienbaum or William Weaver as counsel to the Board (or any committee thereof) or the Company.

7. All documents of the Company related to the Board deliberations and/or consideration to amend the Company’s Amended By-Laws at any time during the past three (3) months.

8. All documents reflecting communications, discussions and/or correspondence between and/or among the Board members and/or any other person or entity, relating to the search for a Chief Executive Officer to succeed William F. Coyro, Jr. These documents would include specifically, but not exhaustively, minutes of the Board meetings, or committees of the Board, during which Mr. Coyro’s continued employment as Chief Executive Officer was discussed, as well as all correspondence concerning such, including emails.

9. All documents relating to the retention of Korn/Ferry International (“KFI”) on behalf of the Company to provide executive search services for the Company. Specifically, any contracts between KFI and the Company as well as the resumes of any candidates provided by KFI to the Company for review.

10. All materials provided by KFI to the Company.

Costa Brava will bear the reasonable costs incurred by the Company in connection with the production of the above documents and will agree to a reasonable confidentiality agreement to protect any non-public information from disclosure.

Costa Brava hereby designates Mr. Seth Hamot (the Managing Member of Roark, Rearden & Hamot, L.L.C., which is Costa Brava’s General Partner) to conduct, as Costa Brava’s agent, the inspection and copying requested herein.

Please advise the undersigned as promptly as practicable when and where the items identified above will be made available for inspection and copying. We look forward to your prompt and favorable response. If you refuse to do so by January 13, 2006, however, we intend to seek relief in the Delaware Chancery Court without further delay.

KASOWITZ, BENSON, TORRES & FRIEDMAN LLP

Nothing herein is a waiver of any of Costa Brava’s rights and remedies, all of which are hereby reserved.

Very truly yours,

/s/ Andrew K. Glenn
Andrew K. Glenn

Sworn to before me this 9th day of January, 2006

/s/ Lana Rafailova
Notary Public, State of New York No. 01RA6042271 Qualified In Kings County Commission Expries May 22, 2006

cc:	Seth Hamot

Andrew Siegel

William Weaver, Esq.

EXHIBIT A

UBS Securities LLC 1285 Avenue of the Americas New York, NY 10019
www.ubs.com

January 6, 2006

COSTA BRAVA PARTNERS III

RRH CAPITAL MANAGEMENT

420 BOYLSTON ST. 5 F

BOSTON, MA 02116

ATTN: SETH HAMOT

Please be advised that on the close of business of January 6, 2006, the following position was being held by UBS for the following account:

Account:	Costa Brava Partners III – Account # IJ-47096
Security:	TechTeam Global Inc. (TEAM) – Cusip 878311109)
Shares held:	873943

Sincerely,

/s/ George C. Landrove, Jr.
George C. Landrove, Jr.
UBS

UBS Investment Bank is a business group of UBS AG.

UBS Securities LLC is a subsidiary of UBS AG.

EXHIBIT B

Roark, Rearden & Hamot

Capital Management, LLC

SPECIAL POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, which are intended (of constitute a SPECIAL POWER of ATTORNEY, that Costa Brava Partnership.IIl L.P. (“Costa Brava”), does hereby appoint Kasowitz, Benson, Torres & Friedman LLP, a firm engaged in the practice of law with its principal office at 1633 Broadway, New York, New York 10019, as its attorney-in-fact to act on behalf of Costa Brava to seek inspection of documents’ and records of Techteam Global, Inc. pursuant to Section 220 of the Delaware General Corporate Law.

Costa Brava through its authorized agent, has executed this POWER of ATTORNEY which is effective as of date set forth below.

Costa Brava Partnership III L.P.

By:	/s/ Seth W. Hamot
Its:	Authorized Agent

Dated:	January 9, 2006

420 Boylston Street

Boston, Massachusetts 02116

Tel: (617) 595-4400

Fax: (617) 267-6785

EXHIBIT B

To The First Amended Complaint Pursuant to 8 Del C. § 220

Sachnoff & Weaver, Ltd,	Arnold A. Pagniucci
10 South Wacker Drive	Attorney at Law
Chicago, Illinois 60606-7507	t 912, 207,6428
t 312, 207, 2000 f 312, 207, 6400	apagniucci@sachnoff.com
www.sachnoff.com

January 17,2006

VIA FACSIMILE - (212) 506-1800

And PEDERAL EXPRESS

Andrew K. Glenn

Kasowitz, Benson, Torres & Friedman

1633 Broadway

New York, NY 10019

Re:	January 9 Demand Letter From Costa Brava Partnership III L.P.

Dear Mr. Glenn:

We have reviewed on behalf of TechTeam Global, Inc. (the “Company”), the request to inspect certain books and records dated January 9, 2006 and sent on behalf of Costa Brava Partnership III L.P. (“Costa Brava”) (the “Letter”). 8 Del. C. § 220 does not allow a stockholder to engage in a fishing expedition or merely satisfy its curiosity. E.g., Seinfeld v. Verizon Communications, Inc., 2005 WL 3272365, at *2 (Del. Ch. Nov. 23, 2005); Sahagen Satellite Technology Group. LLC v. Ellipso. Inc., 791 A.2d 794, 798-99 (Del. Ch. 2000). Rather, the purpose stated must be reasonably related to its status as a stockholder. § 220(b).

In order to satisfy Section 220, a stockholder’s demand must include enough specificity to establish that the purposes stated therein are reasonably related to the stockholder’s interest as a stockholder of the company. E.g., Thomas & Betts Corp. v. Leviton Manufacturing Co., 685 A.2d 702, 710-11 (Del. Ch. 1995), aff’d 681 A.2d 1026,1031 (Del. 1996); Helmsman Management Services, Inc. v. A&S Consultants, Inc., 525 A.2d 160,165-66 (Del. Ch. 1987); Weisman v. Western Pacific Industries, Inc:, 344 A.2d 267, 267 (Del. Ch. 1975). Moreover, a stockholder is only entitled to those documents that are essential to satisfying a proper purpose. Security First Corp. v. U.S. Die Casting and Development Co., 687 A.2d 563, 569 (Del. 1997); Thomas & Betts Corp. v. Leviton Manufacturing Co., 681 A.2d 1026, 1034-35 (Del. 1996).

Andrew. K.Glenn

January 17, 2006

The purposes stated in the Letter are improper under Section 220 as they fail to contain the necessary specificity, are too vague and are not reasonably related to Costa Brava’s status as a stockholder of the Company. Moreover, the Company questions whether the purposes stated in the Letter are In fact Costa Brava’s true purposes for demanding the requested books and records. Further, the categories of documents demanded in the Letter are neither narrowly tailored nor essential to any purpose contained in the Letter.

While it is not necessary for the Company to respond to any of the allegations contained in the Letter, one issue does require some clarification. Regarding the December 20, 2005 meeting referenced in the Letter, please be advised that minutes of that meeting were taken.

For the reasons stated herein, Costa Brava’s request is inappropriate and Costa Brava is not entitled to Inspect the Company’s books and records.

Yours very truly,

/s/ Arnold A. Pagniucci
Arnold A. Pagniucci
On behalf of TechTeam Global, Inc.

AAP:amp

815083

cc: Jeffrey Schumacher

EXHIBIT C

To The First Amended Complaint Pursuant to 8 Del C. § 220

KASOWITZ, BENSON, TORRES & FRIEDMAN LLP

1633 BROADWAY
NEWYORK, NEW YORK 10019-6799
ANDREW K.GLENN 212-606-1747	212-506-1700 FACSIMILE: 212-506-1800	ATLANTA HOUSTON NEWARK

February 7, 2006

VIA FEDERAL EXPRESS

Michael A. Sosin, Esq.

Vice President, General Counsel, and Secretary

TechTeam Global, Inc.,

27335 West 11 Mile Road

Southfield, Michigan 48034

Re:	Demand For Inspection Of Corporate Books and Records

Dear Mr. Sosin:

This firm represents Costa Brava Partnership III L.P. (“Costa Brava”), the beneficial owner of 873,943 shares of common stock of TechTeam Global, Inc. (“TechTeam” or the “Company”). We previously have provided you with an account statement reflecting Costa Brava’s beneficial ownership of those TechTeam shares and a power of attorney duly authorizing this firm to act on behalf of Costa Brava.

The purpose of this letter is to obtain access to certain books and records of the Company to determine whether: (i) the Company is properly evaluating and considering offers to purchase all or substantially all of the Company’s stock at prices in excess of current trading values, (ii) members of the Company’s Board of Directors (the “Board”) are properly discharging their fiduciary duties to maximize value for the benefit the Company’s shareholders and (iii) members of the Board should be reelected at the next meeting of shareholders.

Please accept this letter as a demand on behalf of Costa Brava for inspection of certain books and records of the Company pursuant to 8 Del. C. § 220 and Article IV, §1 of the Company’s Amended By-Laws. Accordingly, pursuant to 8 Del. C. § 220(b), Costa Brava demands the opportunity promptly to inspect and copy the following documents:

KASOWITZ, BENSON, TORRES & FRIEDMAN LLP

1.	All documents relating to offers to purchase all or substantially all of the Company’s common stock that the Company has received since November 1, 2005, including without limitation, board minutes, memoranda, communications with the parties making such offers, financial analyses, summaries of telephonic conversations and other related documents.

2.	All documents relating to transactions with and/or among the Company and third parties in which members of the Board may be deemed to presently have and/or had prior pecuniary interests.

3.	All documents and/or deliberations of the Board relating to changes in the Company’s compensation of Directors, including, but not limited to, discussions of salary compensation, restricted stock options, restricted stock, and use of corporate assets.

Costa Brava will bear the reasonable costs incurred by the Company in connection with the production of the above documents and will agree to a reasonable confidentiality agreement to protect any non-public information from disclosure.

Costa Brava hereby designates Mr. Seth Hamot (the Managing Member of Roark, Rearden & Hamot, L.L.C., which is Costa Brava’s General Partner) to conduct, as Costa Brava’s agent, the inspection and copying requested herein.

Please advise the undersigned as promptly as practicable when and where the items identified above will be made available for inspection and copying. We look forward to your prompt and favorable response. If you refuse to do so, we intend to seek relief in the Delaware Chancery Court in our pending action against the Company.

Nothing herein is a waiver of any of Costa Brava’s rights and remedies, all of which are hereby reserved.

Very truly yours,

/s/ Andrew K. Glenn
Andrew K. Glenn

Sworn to before me this 7th day of
February, 2006

/s/ Lana Rafailova
Lana Rafailoya
Notary	Public, State of New York,
No.02RA6042271

Qualified in Kings Country

Commission Expires May 22, 2006

EXHIBIT D

To The First Amended Complaint Pursuant to 8 Del C. § 220

Sachnoff & Weaver, Ltd,	ArnoldA. Pagniucci
10 South Wacker Drive	Attorney it Law
Chicago, Illinois 60606-7507	t 312.207.6428
t 312.207.1000 f 312.207.6400	apagniucci@sachnoff.com
www.sachnoff. com

February 14, 2006

VIA FACSIMILE – (212) 506-1800

And FEDERAL EXPRESS

Andrew K. Glenn

Kasowilz, Benson, Torres & Friedman

1633 Broadway

New York, NY 10019

Re:	February 7 Demand Letter From Costa Brava Partnership III L.P.

Dear Mr, Glenn:

We have reviewed on behalf of TechTeam Global, Inc. (the “Company”) the request to inspect certain books and records dated February 7, 2006 and sent on behalf of Costa Brava Partnership III L.P. (“Costa Brava”) (the “Letter”). 8 Del. C. § 220 does not allow a stockholder to engage in a fishing expedition or merely satisfy its curiosity. E.g., Seinfeld v. Verizon Communications, Inc., 2005 WL 3272365, at *2 (Del. Ch. Nov. 23-, 2005); Sahagen Satellite Technology Group. LLC v. Ellipso, Inc., 791 A.2d 794, 798-99 (Del. Ch. 2000). Rather, the purpose stated must be reasonably related to its status as a stockholder. § 220(b).

Section 220 contains several specific technical requirements that must be met in order to be effective. Eg., § 220(a)(2), (4) (b). Moreover, substantively, in order to satisfy Section 220, a stockholder’s demand must include enough specificity to establish that the purposes stated therein are reasonably related to the stockholder’s interest as a stockholder of the company. E.g., Thomas & Berts Corp. v. Leviton Manufacturing Co., 685 A.2d 702, 710-11 (Del.Ch. 1995), affd 681 A.2d 1026,1031 (Del. 1996); Helmsman Management Services, Inc. v. A&S Consultants, Inc., 525 A.2d 160, 165-66 (Del. Ch. 1987); Weisman v. Western Pacific Industries, Inc., 344 A.2d 267, 267 (Del. Ch. 1975). It is not enough that a stockholder merely disagrees with the business Judgment of the board of directors. Seinfeld v. Verizon Communications, Inc., 2005 WL 3272365 at *3 (Del Ch. Nov. 23, 2005) (citing Marathon Partners L.P. v. M &F Worldwide Corp., 2004 Del Ch. LEXIS 101, *11

Andrew K. Glenn

February 14, 2006

(Del. Ch. 2004)). Moreover, a stockholder is only entitled to those documents that are essential to satisfying a proper purpose. Security First Corp. v. U.S. Die Casting and Development Co., 687 A.2d 563, 569 (Del. 1997); Thomas & Betts Corp. v. Leviton Manufacturing Co., 681 A.2d 1026,1034-35 (Del. 1996).

First, the Letter does not comply with Section 220’s technical requirements. Notwithstanding these technical failings, the Letter also fails to comply with Section 220’s substantive requirements. The purposes stated in the Letter are improper under Section 220 as they fail to contain the necessary specificity, are too vague, suggest only a disagreement with TechTeam’s Board of Directors and/or are not reasonably related to Costa Brava’s status as a stockholder of the Company. Further, the categories of documents demanded in the Letter are neither narrowly tailored nor essential to any purpose contained in the Letter.

For the reasons stated herein, Costa Brava’s request is inappropriate and Costa Brava is not entitled to inspect the Company’s books and records.

Yours very truly,

/s/Arnold A. Pagniucci
Arnold A. Pagniucci
On behalf of TechTeam Global, Inc.

AAP:amp

825354

cc: Jeffrey Schumacher

EFiled: Feb 16 2006 7:21 PMEST	[SEAL APPEARS HERE]
Transaction ID 10603065

EXHIBIT 1

To The First Amended Complaint Pursuant to 8 Del C. § 220

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY .

COSTA BRAVA PARTNERSHIP III L.P.,	:
:
Plaintiff,	:
:
vs.	:
	:	C.A. No. 1904-N
TECHTEAM GLOBAL, INC., a Delaware Corporation,	: :
:
Defendant,	:
:

FIRST AMENDED COMPLAINT PURSUANT TO 8 DEL. C. §220

Plaintiff Costa Brava Partnership III L.P. (“Costa Brava”), by and through its attorneys, Proctor Heyrnan LLP and Kasowitz, Benson, Torres and Friedman LLP, for its first amended complaint1 against defendant TechTeam Global, Inc. (“TechTeam” or the “Company”), alleges upon knowledge as to itself and otherwise upon information belief, as follows:

1. This is an action pursuant to 8 Del. C. § 220 (“Section 220”) seeking an order compelling defendant TechTeam to make certain of the Company’s books and records available for inspection and copying by Costa Brava, as demanded by Costa Brava in a notarized demand letter, dated January 9,2006 (the “First Demand Letter”) and a second notarized demand letter, dated February 7, 2006 (the “Second Demand Letter”).

2. By letter, dated January 17,2006, TechTeam refused to produce any of the documents demanded by Costa Brava in the First Demand Letter (the “First Refusal Letter”). By

[1]	Pursuant to Chancery Court Rule 15(aa), a blacklined copy of the First Amended Complaint, reflecting the changes to the original complaint, is attached hereto (without exhibits) as Exhibit 1.

letter, dated February 14, 2006, TechTeam refused to produce any of the documents demanded by Costa Brava in the Second Demand Letter (the “Second Refusal Letter”). A copy of the First Demand Letter is annexed hereto as Exhibit A. A copy of the First Refusal Letter is annexed hereto as Exhibit B. A copy of the Second Demand Letter is annexed hereto as Exhibit C. A copy of the Second Refusal Letter is annexed hereto as Exhibit D.

PARTIES

3. Plaintiff Costa Brava is a limited partnership organized under the laws of Delaware. The general partner of Costa Brava is Roark, Rearden & Hamot, LLC, whose managing member is Seth W. Hamot. Costa Brava is and has been the beneficial owner of 873,943 shares — approximately 8.8% — of TechTeam common stock at all times relevant to this proceeding.

4. Defendant TechTeam is a corporation organized under the laws of Delaware with its principal place of business located at 27335 West 11 Mile Road, Southfield, Michigan 48034.

5. TechTeam is an international information technology services company that provides help desk/contact center services, technical staffing, professional services/systems integration and training programs to, among other customers, Ford Motor Company.

FACTS

A.	The TechTeam Board.

6. Kim A. Cooper, Dr. William F. Coyro, Jr., G. Ted Derwa, Wallace D. Riley, Richard G. Somerlott, Gregory C. Smith and Richard Widgren are members of the Company’s board of directors (the “Board”).

7. Mr. Cooper is the Chairman of the Board.

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8. Dr. Coyro was, until recently,the Company’s President and Chief Executive Officer. Dr. Coyro founded the Company in 1979 and took it public in 1987. He grew the Company from a start-up to a publicly traded corporation with $88 million in revenue in 2003.

B.	TechTeam’s Highly Suspect Handling Of The Employment Agreement Of Its Chief Executive Officer.

9. On or about June 2, 2005, the Company entered into an agreement with Dr. Coyro that extended his employment agreement for three years. The press release relating to this extension stated:

During his tenure, the Company has grown to report record sales and profitability, while the price of TechTeam’s common stock has risen more than 450 percent.

“Under Bill’s leadership and direction, TechTeam has exited unprofitable lines of business, greatly expanded its product and service offerings, increased the depth and breadth of its international operations, successfully acquired three companies, and entered several new markets - both domestically and globally all while improving the Company’s margins and profitability. Today, TechTeam’s revenue and profits are the highest they have been in the history of the Company,” stated Kim Cooper, Chairman of the Board of Directors of TechTeam Global. “We are pleased that Bill will continue to lead TechTeam and to fulfill his dual visions of growing TechTeam into a premier global technology company while further increasing shareholder value.” [emphasis added].

10. On or about October 27, 2005, the Company issued a press release disclosing its results for the third quarter of 2005, which stated:

Coyro added, “TechTeam has completed the first three quarters of 2005 with the strongest financial performance in its history, delivering $126 million in revenue — up 33% over last year — and $.45 in earnings per share, compared with $.34 per share for the first three quarters of 2004 — up 32% over last year. We remain well-positioned to continue executing upon our aggressive

3

domestic and international growth strategy through a combination of organic growth coupled with selective, strategic, and accretive acquisitions. TechTeam also continues to enjoy a solid balance sheet with net cash reserves of $27 million, and a very talented employee base.” [emphasis added]

ll. On November 7, 2005, the Company issued a press release announcing that the Board had commenced a search to find a chief executive officer to replace Dr. Coyro. The Company’s press release praised Dr. Coyro and did not identify any reason for seeking a new chief executive officer. The Company’s press release further noted that the Company expected to honor the financial terms of Dr. Coyro’s employment contract, as extended.

C.	TechTeam’s Search For A Replacement Chief Executive Officer.

l2. The Company’s November 7, 2005 press release also stated that the Company retained the search firm of Korn/Ferry International (“KFI”) to conduct a search for a highly qualified candidate. KFI was engaged by Mr. Derwa on or about October 20,2005. Upon information and belief, the Company agreed to pay KFI substantial sums for its recruiting efforts.

13. Representatives of TechTeam have informed Costa Brava and other shareholders that Dr. Coyro’s departure was part of a “long-term succession plan.” Upon information and belief, this explanation was false and intended to deceive Costa Brava. TechTeam would not have signed a three-year extension to the employment agreement with Dr. Coyro if it had a “long-term succession plan” to replace him just five months later. Costa Brava remains perplexed why the Company’s Board, acting in shareholder interests, would sign a three-year employment contract with Dr. Coyro with the implicit knowledge that Dr. Coyro would be terminated without cause a mere five -months after the contract was renewed.- Costa Brava believes this to be a blatant waste of shareholder assets. There was no disclosure of a “long-term

4

succession plan” in any of TechTeam’s filings with the Securities and Exchange Commission (“SEC”) prior to the November 7, 2005 press release.

l4. KFI identified four candidates to replace Dr. Coyro as the Company’s chief executive officer, but the Company rejected those candidates and instead had been prepared to hire a person whom Costa Brava believes is an acquaintance of Mr. Cooper and/or Mr. Derwa.

15. Upon information and belief, the person initially selected was not on the list of candidates identified by KFI.

l6. As a result of Costa Brava’s efforts, the Company selected another candidate who apparently does not have any connection to Mr. Cooper and/or Mr. Derwa. Still, no explanation has been given for Mr. Coyro’s termination.

D.	TechTeam Rebuffs Costa Brava’s Request To Obtain Information About The CEO Selection Process.

17. On December 15, 2005, Costa Brava contacted Mr. Cooper to request a meeting to discuss, among other things, the Company’s progress in its search for a new chief executive officer. Mr. Cooper agreed to meet with Costa Brava on December 19, but abruptly cancelled the meeting without explanation less than one hour later. Costa Brava agreed to meet Mr. Cooper at his convenience, but was told that Mr. Cooper was unavailable until mid-January 2006. Mr. Cooper did not make any effort to meet with Costa Brava in the interim.

l8. On December 19, 2005, Costa Brava informed the Board that it was concerned that the Company had scheduled or would schedule “unofficial” meetings of the Board to evade its obligation to take accurate minutes of all Board meetings as required by the Company’s By-laws.

19. Seth Hamot was invited to a previously scheduled board meeting on December 20, 2005, in which he participated telephonically.

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20. At the December 20, 2005 Board meeting, Mr. Hamot was informed that the Company’s Secretary, Michael A. Sosin, was not present and that the Company did not appoint anyone to prepare formal minutes. There were several attorneys present telephonically during the meeting– including Tom Kienbaum and William Weaver, Upon information and belief, these individuals are legal counsel to the Board.

21. Although the Company later informed Costa Brava in the First Refusal Letter that “minutes of that meeting were taken,” the Company has failed to produce copies of those minutes to Costa Brava or identify who prepared the minutes.

22. On January 5, 2006, Costa Brava sent a letter to the Board reminding them of their fiduciary duties to shareholders and the By-law’s of the Company, which required that the Secretary be present and take minutes of all Board meetings. The letter was delivered by e-mail and Federal Express.

23. In direct response to Costa Brava’s concerns that Mr. Sosin, as Secretary, was not taking minutes of Board meetings, on January 9, 2006, the Company filed a Form 8-K with the SEC disclosing that:

Effective January 5, 2006, the Board of Directors of TechTeam Global, Inc. modified the Bylaws of TechTeam Global, Inc. (the “Bylaws”). Specifically, Article II, Section 4 and Article III, Section 12 of the Bylaws were amended by the addition of the following language at the conclusion of each Section: “The Chairman may designate an Acting Secretary to prepare the minutes of any meeting of the Board of Directors.” [emphasis added]

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E.	Costa Brava Issues A Section 220 Demand Letter.

24. On January 9, 2006, Costa Brava caused the First Demand Letter to be delivered to the Company by Federal Express at its principal place of business. The Company received the First Demand Letter.

25. In the First Demand Letter, Costa Brava demanded to inspect and photocopy certain of the Company’s books and records pursuant to Section 220 as more fully described herein. The First Demand Letter was accompanied by proof of beneficial ownership and a power of attorney, signed by Mr. Harnot as Costa Brava’s authorized agent, authorizing Kasowitz, Benson, Torres & Friedman LLP (“KBTF”) to act on behalf of Costa Brava in connection with the inspection of the Company’s books and records.

26. In the First Demand Letter, Costa Brava demanded the right to inspect and copy the following books and records:

1. All documents concerning the nomination or deliberation of any candidates under consideration and/or discussion for the Chief Executive Officer position.

2. All documents of the Board’s Compensation Committee concerning the nomination or deliberation of any candidates under consideration and/or discussion for the Chief Executive Officer position.

3. All minutes, notes and memoranda concerning or summarizing meetings, discussions and/or deliberations of the Board where the Company Secretary, Michael A. Sosin, was not present.

4. All documents reflecting communications, discussions and/or correspondence between and/or among Board members (including any Board members on any independent committee established by the Board) concerning investigations of abuse of corporate position, conflicts of interest, conversion of position for monetary gain, and/or any other possible breach of corporate fiduciary duty by any Board members and/or senior management.

5. All documents reflecting communications, discussions and/or correspondence between and/or among Board members of the Company relating to deliberations and/or discussions of the Board to exclude the Company’s Secretary from recording the minutes of Board meetings.

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6. All documents concerning the retention and/or employment of Tom Kienbaum or William Weaver as counsel to the Board (or any committee thereof) or the Company.

7. All documents of the Company related to the Board deliberations and/or consideration to amend the Company’s Amended By-Laws at any time during the past three (3) months.

8. All documents reflecting communications, discussions and/or correspondence between and/or among the Board members and/or any other person or entity, relating to the search for a Chief Executive Officer to succeed William F. Coyro, Jr. These documents would include specifically, but not exhaustively, minutes of the Board meetings, or committees of the Board, during which Mr. Coyro’s continued employment as Chief Executive Officer was discussed, as well as all correspondence concerning such, including emails.

9. All documents relating to the retention of Korn/Ferry International (“KFI”) on behalf of the Company to provide executive search services for the Company. Specifically, any contracts between KFI and the Company as well as the resumes of any candidates provided by KFI to the Company for review.

10. All materials provided by KFI to the Company.

27. As indicated in the First Demand Letter, Costa Brava’s purpose in demanding to inspect the Company’s records was to investigate potential self-dealing by certain of the Board members, conflicts of interest, irregularities in maintaining accurate corporate records and other mismanagement, including those acts of corporate mismanagement set forth more fully herein.

28. Costa Brava’s purposes, as stated in the First Demand Letter, are proper pursuant to Section 220 and are reasonably related to Costa Brava’s interests as a stockholder.

29. Nonetheless, in the First Refusal Letter, the Company refused to permit the inspection and copying requested by Costa Brava in the First Demand Letter.

30. By reason of the foregoing, Costa Brava, and/or its authorized designees, is entitled to the inspection sought in the First Demand Letter.

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F.	Costa Brava Issues A Second Section 220 Demand Letter.

31. On February 7, 2006, Costa Brava caused the Second Demand Letter to be delivered to the Company by Federal Express at its principal place of business. The Company received the Second Demand Letter.

32. In the Second Demand Letter, Costa Brava demanded to inspect and photocopy certain of the Company’s books and records pursuant to Section 220 as more fully described herein. The Second Demand Letter noted that Costa Brava previously provided the Company with proof of beneficial ownership and a power of attorney authorizing KBTF to act on behalf of Costa Brava in connection with the inspection of the Company’s books and records.

33. In the Second Demand Letter, Costa Brava demanded the right to inspect and copy the following books and records:

1. All documents relating to offers to purchase all or substantially all of the Company’s common stock that the Company has received since November 1, 2005, including without limitation, board minutes, memoranda, communications with the parties making such offers, financial analyses, summaries of telephonic conversations and other related documents.

2. All documents relating to transactions with and/or among the Company and third parties in which members of the Board may be deemed to presently have and/or had prior pecuniary interests.

3. All documents and/or deliberations of the Board relating to changes in the Company’s compensation of Directors, including, but not limited to, discussions of salary compensation, restricted stock options, restricted stock, and use of corporate assets.

34. As indicated in the Second Demand Letter, Costa Brava’s purpose in demanding to inspect the Company’s records was to investigate whether the Company is properly evaluating offers to purchase all or substantially all of the Company’s stock, whether the Board members are properly discharging their fiduciary duties and whether the Board members should be

9

reelected at the next shareholders’ meeting. Costa Brava is considering proposing its own slate of directors for the next annual meeting of shareholders in May of 2006.

35. In yet another attempt to forestall Costa Brava from making appropriate changes in the Company’s corporate governance, on February 13, 2006, the Board unilaterally amended the By-laws to increase the number of shareholders necessary to call a special meeting of shareholders from 30% to 60%. This amendment occurred after the Second Demand Letter was issued, but before the company sent the Second Refusal Letter.

36. Costa Brava’s purposes, as stated in the Second Demand Letter, are proper pursuant to Section 220 and are reasonably related to Costa Brava’s interests as a stockholder.

37. Nonetheless, in the Second Refusal Letter, the Company refused to permit the inspection and copying requested by Costa Brava in the Second Demand Letter.

38. By reason of the foregoing, Costa Brava, and/or its authorized designees, is entitled to the inspection sought in the Second Demand Letter.

WHEREFORE, Costa Brava respectfully requests that this Court enter an order pursuant to Section 220:

(a) directing the Company, its officers, directors, agents and employees to permit Costa Brava and/or its authorized designees to inspect and to make copies of the records identified in the First Demand Letter, the Second Demand Letter and herein at the Company’s principal place of business in Michigan;

(b) awarding Costa Brava attorneys’ fees and the costs of prosecuting this action; and

(c) awarding such other and further relief as the Court deems appropriate.

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PROCTOR HEYMAN LLP

Vernon R. Proctor (#1019) 1116 West Street Wilmington, DE 19801 (302) 472-7300 Attorneys for Plaintiff

OF COUNSEL:

KASOWITZ, BENSON, TORRES & FRIEDMAN LLP

Andrew K. Glenn

Frank E. Morreale

1633 Broadway

New York, NY 10019

Dated: February 16, 2006

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EFiled: Feb 16 2006 7:21 PM EST	[SEAL APPEARS HERE]
Transaction ID 10603065

CERTIFICATE OF SERVICE

Vernon R. Proctor, Esquire, hereby certifies that on February 16, 2006, copies of the foregoing First Amended Complaint Pursuant to 8 Del C. § 220 were served upon the following via electronic filing:

Joseph A. Rosenthal, Esquire

Rosenthal Monhait

Gross & Goddess, P.A.

919 Market Street, Suite 1401

P.O. Box 1070

Wilmington DE 19899

/s/ Vernon R. Proctor
Vernon R. Proctor (#1019)

Exhibit 4

Costa Brava Partnership III, L.P.

Roark, Rearden & Hamot Capital Management, LLC

420 Boylston Street

Boston, Massachusetts 02116

February 23, 2006

VIA FACSIMILE AND FEDERAL EXPRESS

Michael A. Sosin, Secretary

TechTeam Global, Inc.

27335 W. 11 Mile Road

Southfield, Michigan 48034

Re: Shareholder’s Notice of Intent to Nominate Persons for Election as Directors of TechTeam Global, Inc.

Ladies and Gentlemen:

Costa Brava Partnership III, L.P. (“Costa Brava”) hereby submits this notice (this “Notice”) pursuant to the requirements (the “Bylaw Requirements”) set forth in Article I, Section 1 of the bylaws, as amended and restated on May 25, 2005, (the “Bylaws”) of TechTeam Global, Inc. (the “Corporation” or “TechTeam”).1

Pursuant to the Bylaw Requirements, for a notice to be considered timely, a shareholder’s notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than ninety (90) nor more than one hundred twenty (120) calendar days in advance of the date specified in the Corporation’s proxy statement released to shareholders in connection with the previous year’s annual meeting of shareholders. TechTeam’s Proxy Statement filed with the SEC in connection with its 2005 Annual Meeting of Stockholders states that notice must be provided by February 24, 2006.

Costa Brava’s principal address is 420 Boylston Street, Boston, MA 02116. Costa Brava is the beneficial owner of 873,943 shares of common stock, par value $0.01 per share, of the Corporation (“Common Stock”). The record holder of the Common Stock beneficially owned by Costa Brava is a nominee of The Depository Trust Company (“DTC”). DTC’s address is 55 Water Street, 49th Floor, New York, NY 10041-0099.

[1]	The Corporation filed a Form 8-K with the Securities and Exchange Commission (the “SEC”) on February 16, 2006 reporting that the Company’s Board of Directors amended Article I, Section 2 of the Bylaws on February 13, 2006. The Bylaws, as amended on February 13, 2006, have not been filed with the SEC.

Costa Brava hereby represents that it intends to appear in person or by proxy at the 2006 annual meeting of shareholders of the Corporation (the “Annual Meeting”) to nominate for election as directors of the Corporation the following persons (each, a “Nominee” and together, the “Nominees”):

Carl D. Glaeser

Kent Heyman

James A. Lynch

Alok Mohan

R. David Moon

Andrew R. Siegel

Edward Terino

Pursuant to Article II, Section 2 of the Bylaws, the number of directors constituting the full Board of Directors (the “Board”) is seven (7). If, for any reason, more than seven (7) directors are to be elected at the Annual Meeting, Costa Brava intends to nominate additional persons (each, an “Additional Nominee”) such that Costa Brava will nominate a slate of persons sufficient to constitute the full Board. Additionally, if, for any reason, any Nominee or Additional Nominee is unable to stand for election at the Annual Meeting, Costa Brava, in person or by proxy intends to nominate a person in the place of such Nominee or Additional Nominee (an “Alternate Nominee”). In either event, Costa Brava at the earliest practicable time will give notice to the Corporation of any Additional Nominee or Alternate Nominee.

Pursuant to the Bylaw Requirements, certain information about each Nominee and Costa Brava is set forth in Annex A. In addition, each Nominee has consented to being named as a nominee and to serve as a director of the Corporation if elected. The written consent of each Nominee is attached as Annex B. The Annexes and all attachments thereto are hereby incorporated into and made a part of this Notice. Accordingly, all matters disclosed in any part of this Notice, including the Annexes and all attachments thereto, should be deemed disclosed for all purposes of this Notice.

Costa Brava has entered into an indemnification agreement with each Nominee (the “Indemnification Agreement”). The Indemnification Agreement provides that Costa Brava will indemnify each Nominee from and against any losses incurred by any Nominee arising from such Nominee’s role as a Nominee, with certain exceptions. This discussion is qualified in its entirety by reference to the form of Indemnification Agreement attached hereto as Annex C. In addition, Costa Brava has agreed to pay its costs in connection with the proxy contest.

Neither the delivery of this Notice in accordance with the Bylaw Requirements nor any delivery by Costa Brava of additional information to the Corporation from and after the date hereof shall be deemed to constitute an admission by Costa Brava or any of its affiliates that such delivery is required or as to the legality or enforceability of the Bylaws or any other matter, or a waiver by Costa Brava or any of its affiliates of its right to contest or challenge, in any way, the enforceability of the Bylaws or any other matter.

Very truly yours,

COSTA BRAVA PARTNERSHIP III, L.P.

By:	Roark, Rearden & Hamot, LLC
its General Partner

By:	/s/ Andrew R. Siegel
Andrew R. Siegel
Senior Vice President

ANNEX A

Information about Nominees Pursuant to Article I, Section 1(c)(i) of the Bylaws

Nominee – Carl D. Glaeser

(A)

Name: Carl D. Glaeser

Age: 51

Business address: Palladian Capital Partners, 420 Lexington Ave., Suite 300, New York, NY 10170.

Personal address: [Personal Address]

(B)	Principal occupation or employment:

Since 2004, Mr. Glaeser has been the Managing Partner of Palladian Capital Partners, a boutique merchant bank. Prior to joining Palladian Capital Partners, Mr. Glaeser was a Senior Vice President and Officer of Bowne as well as President and Chief Executive Officer of Bowne Global Solutions, an outsourced supplier of language, technical writing, translation, call center and other services, from 1999 to 2004.

(C)	Class and number of shares of TechTeam Global, Inc. that the nominee beneficially owns:

None.

(D)	Description of all arrangements or understandings between Costa Brava and the Nominee and any other person pursuant to which the nominations are to be made by Costa Brava:

Mr. Glaeser is a party to an Indemnification Agreement. In addition, Mr. Glaeser has consented to being named as a nominee and to serve as a director of the Corporation if elected. Mr. Glaeser’s written consent is attached as part of Annex B.

(E)	Other information relating to the Nominee:

Neither Mr. Glaeser nor any of his associates have any arrangement or understanding with respect to (a) any future employment by TechTeam Global, Inc. or its affiliates; or (b) any future transactions to which TechTeam Global, Inc. or any of its affiliates will or may be a party.

None of the entities referred to under item (B) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of TechTeam Global, Inc.

We are not aware of any other disclosure regarding Mr. Glaeser that is required pursuant to Regulation 14A under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

Nominee - Kent Heyman

(A)

Name: Kent Heyman

Age: 50

Business address: 15 Stonebridge Lane, Pittsford, NY 14534.

Personal address: [Personal Address]

(B)	Principal occupation or employment:

Since January 2006, Mr. Heyman has been the Chief Executive Officer of Powerhouse Technologies Group, Inc., a provider of mobile computing software. Additionally, Mr. Heyman has been the Chairman of the Board of Powerhouse Technologies Group, Inc. since September 2005. Prior to joining Powerhouse Technologies Group, Inc., Mr. Heyman was the Chief Executive Officer of ServiceWare Technologies, Inc., a provider of customer relationship management software applications that is now known as Knova Software, Inc., from September 2001 to February 2005.

(C)	Class and number of shares of TechTeam Global, Inc. that the nominee beneficially owns:

None.

(D)	Description of all arrangements or understandings between Costa Brava and the Nominee and any other person pursuant to which the nominations are to be made by Costa Brava:

Mr. Heyman is a party to an Indemnification Agreement. In addition, Mr. Heyman has consented to being named as a nominee and to serve as a director of the Corporation if elected. Mr. Heyman’s written consent is attached as part of Annex B.

(E)	Other information relating to the Nominee:

Mr. Heyman serves as the Non-executive Chairman of the Board of Directors of Knova Software, Inc.

Neither Mr. Heyman nor any of his associates have any arrangement or understanding with respect to (a) any future employment by TechTeam Global, Inc. or its affiliates; or (b) any future transactions to which TechTeam Global, Inc. or any of its affiliates will or may be a party.

None of the entities referred to under item (B) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of TechTeam Global, Inc.

We are not aware of any other disclosure regarding Mr. Heyman that is required pursuant to Regulation 14A under the Exchange Act.

Nominee - James A. Lynch

(A)

Name: James A. Lynch

Age: 55

Business address: Draper Atlantic, 11600 Sunrise Valley Drive, Suite 420, Reston, VA 02191.

Personal address: [Personal Address]

(B)	Principal occupation or employment:

Since 1998, Mr. Lynch has been Managing Director of Draper Atlantic, an early stage information technology venture capital firm.

(C)	Class and number of shares of TechTeam Global, Inc. that the nominee beneficially owns:

Mr. Lynch is the beneficial owner of 5,000 shares of TechTeam Global, Inc. Common Stock.

(D)	Description of all arrangements or understandings between Costa Brava and the Nominee and any other person pursuant to which the nominations are to be made by Costa Brava:

Mr. Lynch is a party to an Indemnification Agreement. In addition, Mr. Lynch has consented to being named as a nominee and to serve as a director of the Corporation if elected. Mr. Lynch’s written consent is attached as part of Annex B.

(E)	Other information relating to the Nominee:

Mr. Lynch serves on the Board of Directors of AppForge, a leader in enterprise multi-platform mobile and wireless application development solutions, Induslogic, a leader in the market for outsourced software product engineering services, and Group Logic, a developer of network workflow software products.

Neither Mr. Lynch nor any of his associates have any arrangement or understanding with respect to (a) any future employment by TechTeam Global, Inc. or its affiliates; or (b) any future transactions to which TechTeam Global, Inc. or any of its affiliates will or may be a party.

None of the entities referred to under item (B) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of TechTeam Global, Inc.

We are not aware of any other disclosure regarding Mr. Lynch that is required pursuant to Regulation 14A under the Exchange Act.

Nominee – Alok Mohan

(A)

Name: Alok Mohan

Age: 57

Business address: No business address.

Personal address: [Personal Address]

(B)	Principal occupation or employment:

Retired since 2001. Since 2003, Mr. Mohan has served as the Non-executive Chairman of the Board of Directors of Rainmaker Systems, Inc., a leading provider of business-to-business sales and marketing services. Mr. Mohan has been a director of Raimaker Systems, Inc. since 1996.

(C)	Class and number of shares of TechTeam Global, Inc. that the nominee beneficially owns:

None.

(D)	Description of all arrangements or understandings between Costa Brava and the Nominee and any other person pursuant to which the nominations are to be made by Costa Brava:

Mr. Mohan is a party to an Indemnification Agreement. In addition, Mr. Mohan has consented to being named as a nominee and to serve as a director of the Corporation if elected. Mr. Mohan’s written consent is attached as part of Annex B.

(E)	Other information relating to the Nominee:

Mr. Mohan serves on the Board of Directors of Crystal Graphics, Inc, a provider of compelling and easy to use 3D graphics software.

Neither Mr. Mohan nor any of his associates have any arrangement or understanding with respect to (a) any future employment by TechTeam Global, Inc. or its affiliates; or (b) any future transactions to which TechTeam Global, Inc. or any of its affiliates will or may be a party.

None of the entities referred to under item (B) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of TechTeam Global, Inc.

We are not aware of any other disclosure regarding Mr. Mohan that is required pursuant to Regulation 14A under the Exchange Act.

Nominee – R. David Moon

(A)

Name: R. David Moon

Age: 50

Business address: Coyne Partners, LLC, 5420 N. 32nd Street, Suite 20, Phoenix, AZ 85016.

Personal address: [Personal Address]

(B)	Principal occupation or employment:

Since 2002, Mr. Moon has been a Partner of Tatum Partners, a professional services firm. Prior to joining Tatum Partners, Mr. Moon was an Area Vice President for Peregrine Systems, a company providing enterprise asset and service management solutions, from April 2001 until August 2002, and a Vice President of Professional Services for Netfish Technologies Software, a company providing XML-based business-to-business integration solutions, from August 2000 to April 1, 2001.

(C)	Class and number of shares of TechTeam Global, Inc. that the nominee beneficially owns:

None.

(D)	Description of all arrangements or understandings between Costa Brava and the Nominee and any other person pursuant to which the nominations are to be made by Costa Brava:

Mr. Moon is a party to an Indemnification Agreement. In addition, Mr. Moon has consented to being named as a nominee and to serve as a director of the Corporation if elected. Mr. Moon’s written consent is attached as part of Annex B.

(E)	Other information relating to the Nominee:

Neither Mr. Moon nor any of his associates have any arrangement or understanding with respect to (a) any future employment by TechTeam Global, Inc. or its affiliates; or (b) any future transactions to which TechTeam Global, Inc. or any of its affiliates will or may be a party.

None of the entities referred to under item (B) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of TechTeam Global, Inc.

We are not aware of any other disclosure regarding Mr. Moon that is required pursuant to Regulation 14A under the Exchange Act.

Nominee – Andrew R. Siegel

(A)

Name: Andrew R. Siegel

Age: 37

Business address: Costa Brava Partnership III, L.P., 237 Park Ave., Suite 900, New York, NY 10017.

Personal address: [Personal Address]

(B)	Principal occupation or employment:

Since March 2005, Mr. Siegel has been a Senior Vice President at Roark, Rearden & Hamot Capital Management LLC, an investment management firm, and since October 2004, Mr. Siegel has been the founding Managing Member of White Bay Capital Management, an investment management firm. Prior to founding White Bay Capital Management, Mr. Siegel was a Member of Debt Traders, Ltd., a capital management firm, from July 2003 until February 2004, and a Financial Adviser to Professional

Television Network, a broadcasting company, from October 2002 to March 2003. Mr. Siegel was formerly an investment banker with Deutsche Bank in 2001 and 2002.

(C)	Class and number of shares of TechTeam Global, Inc. that the nominee beneficially owns:

As a Senior Vice President of Roark, Rearden & Hamot, LLC, Mr. Siegel may be deemed to be the indirect beneficial owner of 873,943 shares of TechTeam Global, Inc. Common Stock.

(D)	Description of all arrangements or understandings between Costa Brava and the Nominee and any other person pursuant to which the nominations are to be made by Costa Brava:

Mr. Siegel is a party to an Indemnification Agreement. In addition, Mr. Siegel has consented to being named as a nominee and to serve as a director of the Corporation if elected. Mr. Siegel’s written consent is attached as part of Annex B.

(E)	Other information relating to the Nominee:

On February 16, 2006, Costa Brava filed an amended complaint against TechTeam in the Court of Chancery of the State of Delaware, seeking an order to compel TechTeam to make certain of the Corporation’s books and records available for Costa Brava’s inspection and copying pursuant to 8 Del. C. § 220 (“Section 220”). The original complaint was filed on January 24, 2006. Costa Brava alleges that TechTeam improperly refused to comply with two demand letters seeking to inspect and photocopy certain of the Corporation’s books and records pursuant to Section 220. Mr. Siegel is Senior Vice President of Roark, Rearden & Hamot, LLC, the General Partner of Costa Brava.

Neither Mr. Siegel nor any of his associates have any arrangement or understanding with respect to (a) any future employment by TechTeam Global, Inc. or its affiliates; or (b) any future transactions to which TechTeam Global, Inc. or any of its affiliates will or may be a party.

None of the entities referred to under item (B) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of TechTeam Global, Inc.

We are not aware of any other disclosure regarding Mr. Siegel that is required pursuant to Regulation 14A under the Exchange Act.

Nominee – Edward Terino

(A)

Name: Edward Terino

Age: 52

Business address: Arlington Tankers Ltd., 191 Post Road West, Westport, CT 06880.

Personal address: [Personal Address]

(B)	Principal occupation or employment:

Since 2005, Mr. Terino has been the Co-Chief Executive Officer and Chief Financial Officer of Arlington Tankers Ltd., an international seaborne transporter of crude oil and petroleum products. Prior to joining Arlington Tankers Ltd., Mr. Terino was a Senior Vice President and Chief Financial Officer of Art Technology Group, Inc, a provider of innovative software to help high end consumer-facing companies create a richer, more adaptive interactive experience for their customers and partners online and via other channels, from October 2001 to June 2005.

(C)	Class and number of shares of TechTeam Global, Inc. that the nominee beneficially owns:

None.

(D)	Description of all arrangements or understandings between Costa Brava and the Nominee and any other person pursuant to which the nominations are to be made by Costa Brava:

Mr. Terino is a party to an Indemnification Agreement. In addition, Mr. Terino has consented to being named as a nominee and to serve as a director of the Corporation if elected. Mr. Terino’s written consent is attached as part of Annex B.

(E)	Other information relating to the Nominee:

Mr. Terino serves on the Board of Directors of EBT International, a software company, and Celerity Solutions, Inc, a developer of client-server and Internet business software applications.

Mr. Terino qualifies as an audit committee financial expert.

Neither Mr. Terino nor any of his associates have any arrangement or understanding with respect to (a) any future employment by TechTeam Global, Inc. or its affiliates; or (b) any future transactions to which TechTeam Global, Inc. or any of its affiliates will or may be a party.

None of the entities referred to under item (B) with which the Nominee has been involved during the past five years is a parent, subsidiary, or other affiliate of TechTeam Global, Inc.

We are not aware of any other disclosure regarding Mr. Terino that is required pursuant to Regulation 14A under the Exchange Act.

Certain information relating to Costa Brava Partnership III, L.P. is set forth below.

(i) The principal address of Costa Brava Partnership III, L.P., a Delaware limited partnership (“Costa Brava”), is 420 Boylston Street, Boston, MA 02116. The principal business of Costa Brava is to make investments in, buy, sell, hold, pledge and assign securities. Seth W. Hamot, is the president of Roark, Rearden & Hamot, LLC, which is the general partner of Costa Brava Partnership III L.P.

(ii) Costa Brava has an interest in the election of directors at the Annual Meeting through (1) its beneficial ownership of 873,943 shares of Common Stock of the Corporation and (2) the Indemnification Agreements entered into by each Nominee pursuant to which Costa Brava will indemnify, defend and hold harmless the Nominees against certain losses. Costa Brava will also pay for its costs associated with the proxy contest.

(iii) On February 16, 2006, Costa Brava filed an amended complaint against TechTeam in the Court of Chancery of the State of Delaware, seeking an order to compel TechTeam to make certain of the Corporation’s books and records available for Costa Brava’s inspection and copying pursuant to 8 Del. C. § 220 (“Section 220”). The original complaint was filed on January 24, 2006. Costa Brava alleges that TechTeam improperly refused to comply with two demand letters seeking to inspect and photocopy certain of the Corporation’s books and records pursuant to Section 220.

(iv) Costa Brava has retained MacKenzie Partners, Inc. to provide advisory and consulting services in connection with the proxy contest.

(v) We are not aware of any additional disclosure regarding Costa Brava that is required pursuant to Regulation 14A under the Exchange Act.

ANNEX B

Written Consents of Nominees

See attached.

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ANNEX C

Costa Brava Partnership III, L.P.

Indemnification Agreement

February         , 2006

Dear Mr.                     :

This will confirm our understanding as follows:

1. You have agreed to become a nominee (a “Nominee”) to stand for election as a director of TechTeam Global, Inc. (“TechTeam”) and to serve as a director of TechTeam if elected. You understand that Costa Brava Partnership III, L.P. (“Costa Brava”) intends to nominate you in connection with a proxy contest (the “Proxy Contest”) with management of TechTeam in respect of the election of directors of TechTeam at the Annual Meeting of Shareholders of TechTeam (the “Annual Meeting”), expected to be held in 2006.

2. Costa Brava hereby agrees that, if you are chosen as a Nominee, Costa Brava will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys’ fees, costs, expenses and disbursements) incurred by you if you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof (each, a “Claim”), to the extent relating solely to your role as a Nominee (or an intended Nominee) for election as a director of TechTeam. Your right of indemnification hereunder will continue after the election has taken place, but Costa Brava will indemnify you only with respect to events that occur during the period from the date hereof until the earlier of: (1) the date of the Annual Meeting or (2) such time when you cease to be an intended Nominee (in either case, the “Indemnification Coverage End”). Anything to the contrary herein notwithstanding, Costa Brava will not indemnify, defend or hold you harmless for (a) any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the Indemnification Coverage End, or (b) any actions taken by you as a director of TechTeam, if you are elected. Costa Brava will have no obligation to indemnify, defend or hold you harmless if: (i) you are found to have violated any state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Nominees or (ii) you acted in a manner that constitutes gross negligence or willful misconduct.

3. To be entitled to indemnification hereunder, you must promptly notify Costa Brava of any Claim made against you or known by you to be threatened. Costa Brava will be entitled to control the defense of any Claim with counsel chosen by Costa Brava. Costa Brava will not be responsible for any settlement of any Claim made against you otherwise covered by this indemnity without the prior written consent of Costa Brava. Costa Brava may not enter into any settlement of any Claim without your prior written consent unless the settlement includes a release of you from any and all liability in respect of the Claim.

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If this letter reflects your understanding of our agreement, please so indicate by signing in the space provided below and returning one signed copy to us, whereupon this letter will become a binding agreement between us.

Very truly yours,

COSTA BRAVA PARTNERSHIP III, L.P.
By:	Roark, Rearden & Hamot, LLC its General Partner

By:
Seth W. Hamot
President

Agreed to and Accepted as of the date first above written:

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